SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☑           Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                 No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” the “Company,” “we,” “us” or “our” and together with its subsidiaries on a consolidated basis, as the context requires) and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2007.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially from the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

The risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services;

•	reductions in erythropoietin, or EPO, utilization or EPO reimbursement;

•	dependence on government reimbursements for dialysis services;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and health care reforms;

•	product liability risks;

•	patent litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	changes in the cost of pharmaceuticals and utilization patterns;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products; and

•	changes in raw material and energy costs.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations.” For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2007.

Overview

We are engaged primarily in providing dialysis care services and in manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the United States (“U.S.”), we also perform clinical laboratory testing. We estimate that providing dialysis services and manufacturing and distributing dialysis products and equipment represents an over $58 billion worldwide market with expected annual world-wide patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. We expect generally stable reimbursements for dialysis services in the future. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States or by an individual country’s social medical programs such as those in the United Kingdom, Portugal, Turkey, and Poland. As a consequence of the pressure to decrease health care costs, treatment reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

In the U.S. certain products and services delivered by our dialysis centers are reimbursed by the Medicare program in accordance with a “basic case-mix adjusted prospective system,” which provides a fixed payment for each dialysis treatment, consisting of a “composite rate” component and a “drug add-on adjustment” component. The payment rates under this system are subject to adjustment from time to time through changes in the Medicare statute (in the case of basic services included in the composite rate) or through annual adjustments (in the case of a portion of the payment referred to as the drug add-on adjustment). Certain other items and services that we furnish at our dialysis centers are not included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported by the manufacturer to the Centers for Medicare and Medicaid Services (“CMS”), the federal agency within the U.S. Department of Health and Human Services (“HHS”) that administers the Medicare program. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate.

For calendar year 2008, CMS increased the drug add-on adjustment by $0.69, bringing the drug add-on adjustment to 15.5% of the total per-treatment prospective payment. The composite rate, unlike many other payment rates in Medicare, is not automatically updated each year. As a result, this portion of the payment rate does not receive an annual update in the absence of a statutory amendment. Although the U.S. Congress provided for updates ranging from 1.6% to 2.4% to the composite rate in the previous five years, no update was enacted for the calendar year 2008. CMS updated the wage index adjustment applicable to ESRD facilities to a 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007 statistical areas (“CBSAs”). In 2009, CMS expects to complete the transition from the MSA definition to the CBSA definition, and facilities will be paid according to the CBSA rate. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement” in our Annual Report on Form 20-F for the year ended December 31, 2007.

The Medicare Improvements for Patients and Providers Act of 2008 (the “Act”) was enacted on July 15, 2008. The Act provides for an increase in the composite rate of 1% effective January 1, 2009 and an additional 1% increase effective January 1, 2010. The new law requires CMS to implement by January 1, 2011 a bundled ESRD payment system under which CMS will reimburse dialysis facilities with a single payment for (i) all items and services currently included in the composite rate, (ii) all ESAs and other pharmaceuticals (other than vaccines) furnished to the patients that were previously reimbursed separately, and (iii) diagnostic laboratory tests. The initial bundled reimbursement rate will be set based on 98 percent of estimated 2011 Medicare program costs of dialysis care as calculated under the current reimbursement system using the lowest per patient utilization data from 2007, 2008 or 2009. The bundled payment will be subject to case mix adjustments that may take into account individual patient characteristics (e.g., age, weight, body mass) and co-morbidities. Payments will also be adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities and (iii) such other adjustments as the Secretary of HHS deems appropriate. Beginning in 2012, the bundled payment amount will be subject to annual increases based on increases in the costs of a mix of dialysis items and services to be determined by HHS minus 1%. The Act will establish pay-for-performance quality standards that will take effect in 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by 2%. Facility quality standards are expected to be developed in the areas of anemia management, patient satisfaction, iron management, bone mineral metabolism and vascular access. Facility performance scores will be made available to the public. The bundled system will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers may elect at any time prior to 2011 to become fully subject to the new system. The Act extends the authority of specialized Medicare Advantage (“MA”) plans to target enrollment to certain populations through December 31, 2010 and revises definitions, care management requirements and quality reporting standards for all specialized plans. The Act maintains a moratorium on new specialized MA plans through December 31, 2010.

In January and February 2008, Baxter Healthcare Corporation and/or its parent corporation, Baxter International, Inc., issued recalls and suspended production of its sodium heparin injection products in response to reports of adverse patient reactions. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. Prior to the recalls, Fresenius Medical Care Holdings, Inc. (“FMCH”), a wholly-owned subsidiary of the Company and its principal North American subsidiary, purchased a majority of its heparin requirements from Baxter. As a result of the recalls, APP Pharmaceuticals, Inc. (“APP Inc.”), is the only remaining US supplier of FDA approved heparin used in dialysis. APP Inc has substantially increased FMCH’s acquisition costs for this product. Any further decrease or interruption in the supply of FDA-approved heparin could have a material adverse impact on the Company’s business, financial position and results of operations.

On September 10, 2008, our affiliate, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired APP Inc. This acquisition has had no impact on the purchase price of heparin.

We have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007 statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, corporate research and development projects, etc. because we believe that these costs are also not within the control of the individual segments. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the		For the
	three months		nine months
	ended September 30,		ended September 30,
	2008	2007	2008	2007
	(in millions)		(in millions)

Total revenue
North America	$1,772	$1,660	$5,154	$4,958
International	963	783	2,797	2,250

Totals	2,735	2,443	7,951	7,208

Inter-segment revenue
North America	1	0	1	1
International	21	17	60	56

Totals	22	17	61	57

Total net revenue
North America	1,771	1,660	5,153	4,957
International	942	766	2,737	2,194

Totals	2,713	2,426	7,890	7,151

Amortization and depreciation
North America	61	54	174	159
International	44	34	127	99
Corporate	3	1	6	2

Totals	108	89	307	260

Operating income
North America	296	283	858	826
International	152	135	462	386
Corporate	(26)	(21)	(80)	(60)

Totals	422	397	1,240	1,152

Interest income	7	9	19	19
Interest expense	(94)	(104)	(271)	(300)
Income tax expense	(123)	(115)	(366)	(331)
Minority interest	(6)	(6)	(19)	(20)

Net Income	$206	$181	$603	$520

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Three months ended September 30, 2008 compared to three months ended September 30, 2007

Consolidated Financials

Key Indicators for Consolidated Financial Statements

	Three months	Three months	Change in %
	ended	ended		at constant
	September 30, 2008	September 30, 2007	as reported	exchange rates

Number of treatments	7,056,020	6,625,215	7%
Same market treatment growth in %	4.8%	3.6%
Revenue in $ million	2,713	2,426	12%	9%
Gross profit as a % of revenue	33.5%	34.5%
Selling, general and administrative costs as a % of revenue	17.2%	17.5%
Net income in $ million	206	181	14%

We provided 7,056,020 treatments during the third quarter of 2008, an increase of 7% over the same period in 2007. Same market treatment growth contributed 5%, growth from acquisitions contributed 1% and an additional dialysis day contributed 1%.

At September 30, 2008, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,349 clinics compared to 2,221 clinics at September 30, 2007. During the third quarter of 2008, we acquired 10 clinics, opened 29 clinics and combined or closed 9 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 6% to 181,937 at September 30, 2008 from 172,227 at September 30, 2007. Including 32 clinics managed but not consolidated in the U.S., the total number of patients was 183,753.

Net revenue increased by 12% (9% at constant exchange rates) for the quarter ended September 30, 2008 over the comparable period in 2007 due to growth in revenue in both dialysis care and dialysis products.

Dialysis care revenue grew by 10% to $1,985 million (9% at constant exchange rates) in the third quarter of 2008 mainly due to growth in same market treatments (5%), revenue per treatment (2%), acquisitions (1%), one additional dialysis day (1%) and exchange rate fluctuations (2%), partially offset by sold or closed clinics (1%).

Dialysis product revenue increased by 16% to $728 million (11% at constant exchange rates) in the same period mainly as a result of increased sales of hemodialysis machines, dialyzers, bloodlines, concentrates, and peritoneal dialysis products and higher revenues attributable to the phosphate binding drug, PhosLo®.

The decrease in gross margin reflects reductions in gross margin in both the North America and International segments. North America was impacted by higher personnel and other operating costs, higher material costs, and increased costs for the anticoagulant drug heparin, partially offset by increased commercial payor revenue. International was affected by strong growth in dialysis care business which has lower than average margins, unfavorable foreign currency transaction effects related to purchases from Europe due to the appreciation of the Euro against local currencies. Both segments experienced higher depreciation expense in 2008 as compared to 2007 as a result of expansion of production capacities. The availability of these new capacities allowed a more normalized summer maintenance program in our International facilities, in contrast to the prior year’s shortened program.

Selling, general and administrative (“SG&A”) costs increased to $467 million in the third quarter of 2008 from $426 million in the same period of 2007. SG&A costs as a percentage of sales decreased to 17.2% in the third quarter of 2008 from 17.5% in the same period of 2007. The percentage decreased in both the North America and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

International segments. North America benefited from higher revenue rates and lower bad debt expense partially offset by personnel and other cost increases. International benefitted from foreign currency gains. These were partially offset by higher corporate expenses relating to the operating expenses of Renal Solutions Inc., reported under corporate, and compensation expense for stock options. Bad debt expense for the third quarter of 2008 was $56 million as compared to $53 million in 2007, representing 2.1% of sales for the three-month period ending September 30, 2008 and 2.2% for the same period in 2007.

Research and development (“R&D”) expenses increased to $20 million in the third quarter of 2008 from $16 million for the same period in 2007 mainly as a result of the additional R&D programs related to field test of new products and home therapy projects.

Operating income increased to $422 million in the third quarter of 2008 from $397 million for the same period in 2007. Operating income margin decreased to 15.6% for the period ending September 30, 2008 from 16.4% for the same period in 2007 due to the decreased gross margins and increased R&D costs partially offset by decreases in SG&A as a percentage of sales as discussed above.

Interest expense decreased 10% to $94 million in the third quarter of 2008 from $104 million for the same period in 2007 mainly as a result of decreased interest rates and the more favorable financing structure following the repayment of a portion of our trust preferred securities. This was partially offset by the slightly increased debt level resulting from the acquisition of Renal Solutions, Inc. in the fourth quarter of 2007 as well as lower cash from operations and higher capital expenditures in 2008.

Income tax expense increased to $123 million for the third quarter of 2008 from $115 million for the same period in 2007 due to increased earnings. The effective tax rate for the third quarter 2008 decreased to 36.6% from 38.0% for the third quarter of 2007 mainly due to a German corporate tax rate reduction which became effective January 1, 2008.

Net income for the third quarter of 2008 increased to $206 million from $181 million for the same period in 2007 mainly as a result of the combined effects of the items discussed above.

We employed 63,990 people (full-time equivalents) as of September 30, 2008 compared to 61,406 as of December 31, 2007, an increase of 4% primarily due to our overall growth in business.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	Three months	Three months
	ended	ended
	September 30, 2008	September 30, 2007	Change in %

Number of treatments	4,829,339	4,621,343	5%
Same market treatment growth in %	3.0%	3.0%
Revenue in $ million	1,771	1,660	7%
Depreciation and amortization in $ million	61	54	13%
Operating income in $ million	296	283	5%
Operating income margin in %	16.7%	17.0%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Revenue

Treatments increased by 5% for the three months ended September 30, 2008 as compared to same period in 2007 due to same market growth (3%), an additional dialysis day (1%) and acquisitions (1%). At September 30, 2008, 125,356 patients (a 4% increase over the same period in the prior year) were being treated in the 1,666 clinics that we own or operate in the North America segment, compared to 120,607 patients treated in 1,591 clinics at September 30, 2007. Average North America revenue per treatment was $328 the three months ended September 30, 2008 and $323 in the same period in 2007. In the U.S., the average revenue per treatment was $333 for the three months ended September 30, 2008 and $327 for the same period in 2007, mainly due to increased commercial payor revenue.

Net revenue for the North America segment for the third quarter of 2008 increased as a result of increases in dialysis care revenue by 6% to $1,587 million from $1,494 million in the same period of 2007 and in dialysis product revenue by 11% to $184 million from $167 million in the third quarter of 2007.

The dialysis care revenue increase was driven by same market treatment growth of 3%, increased revenue per treatment (2%), one additional dialysis day (1%) and 1% resulting from acquisitions partially offset by the effects of sold or closed clinics (1%). The administration of EPO represented approximately 20% of total North America dialysis care revenue for the three-month periods ended September 30, 2008 and 2007.

The product revenue increase was driven mostly by a higher sales volume of concentrate, bloodlines, dialyzers, and peritoneal products, as well as higher sales attributable to the phosphate binding drug, PhosLo®, as a result of higher volumes and increased pricing.

Operating Income

Operating income increased by 5% to $296 million for the three-month period ended September 30, 2008 from $283 million for the same period in 2007. Operating income margin decreased to 16.7% for the third quarter of 2008 as compared to 17.0% for same period in 2007 primarily due to increased personnel and other operating costs, higher material cost, heparin cost increases, and higher depreciation expense due to expansion of production capacities, partially offset by increased commercial payor revenue. Cost per treatment increased to $274 in the third quarter of 2008 from $268 in the same period of 2007.

International Segment

Key Indicators for International Segment

	Three months	Three months	Change in %
	ended	ended		at constant
	September 30, 2008	September 30, 2007	as reported	exchange rates

Number of treatments	2,226,681	2,003,872	11%
Same market treatment growth in %	9.5%	4.9%
Revenue in $ million	942	766	23%	14%
Depreciation and amortization in $ million	44	34	28%
Operating income in $ million	152	135	13%
Operating income margin in %	16.1%	17.6%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Revenue

Treatments increased by 11% in the three months ended September 30, 2008 over the same period in 2007 mainly due to same market growth (10%), acquisitions (1%) and one additional dialysis day (1%), partially offset by sold or closed clinics (1%). As of September 30, 2008, 56,581 patients (a 10% increase over the same period of the prior year) were being treated at 683 clinics that we own, operate or manage in the International segment compared to 51,620 patients treated at 630 clinics at September 30, 2007. Average revenue per treatment increased to $179 from $153 due to increased reimbursement rates and changes in country mix ($12) and the strengthening of local currencies against the U.S. dollar ($14).

The increase in net revenues for the International segment for the three-month period ended September 30, 2008 over the same period in 2007 resulted from increases in both dialysis care and dialysis product revenues. Organic growth during the period was 13% and acquisitions contributed approximately 1%. Exchange rate fluctuations contributed 9%.

Including the effects of acquisitions, European region revenue increased 24% (14% at constant exchange rates), Latin America region revenue increased 33% (22% at constant exchange rates), and Asia Pacific region revenue increased 12% (10% at constant exchange rates).

Total dialysis care revenue for the International segment increased during the third quarter of 2008 by 30% (20% at constant exchange rates) to $398 million from $307 million in the same period of 2007. This increase is a result of same market treatment growth of 10% and a 1% increase in contributions from acquisitions and one additional dialysis day (1%), partially offset by sold or closed clinics (1%). Increases in revenue per treatment contributed 9% and exchange rate fluctuations contributed approximately 10%.

Total dialysis product revenue for the third quarter of 2008 increased by 19% (11% at constant exchange rates) to $544 million mostly due to higher dialyzer and machine sales.

Operating Income

Operating income increased by 13% to $152 million primarily as a result of increases in treatment volume, revenue per treatment and volume of products sold. Operating income margin decreased to 16.1% for the three-month period ended September 30, 2008 from 17.6% for the same period in 2007. The margin decrease resulted from the effects of stronger growth in dialysis care business which has lower than average margins and higher depreciation expense due to expansion of production capacities. The availability of these new capacities allowed a more normalized summer maintenance program in our facilities in 2008, in contrast to the prior year’s shortened program. In addition, the International margin was impacted by unfavorable foreign currency transaction effects in Asia Pacific related to purchase of products from Europe due to the appreciation of the Euro against local currencies.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Nine months ended September 30, 2008 compared to nine months ended September 30, 2007

Consolidated financials

Key Indicators for Consolidated Financial Statements

	Nine months	Nine months	Change in %
	ended	ended		at constant
	September 30, 2008	September 30, 2007	as reported	exchange rates

Number of treatments	20,665,511	19,623,252	5%
Same market treatment growth in %	4.4%	3.9%
Revenue in $ million	7,890	7,151	10%	7%
Gross profit as a % of revenue	34.1%	34.4%
Selling, general and administrative costs as a % of revenue	17.6%	17.7%
Net income in $ million	603	520	16%

We provided 20,665,511 treatments for the nine-month period ending September 30, 2008, an increase of 5% over the same period in 2007. Same market treatment growth contributed 4% and growth from acquisitions contributed 1%.

During the nine-month period ended September 30, 2008, we acquired 31 clinics, opened 99 clinics and combined or closed 19 clinics.

Net revenue increased by 10% (7% at constant exchange rates) for the nine months ended September 30, 2008 over the comparable period in 2007 due to growth in revenue in both dialysis care and dialysis products.

Dialysis care revenue grew by 7% to $5,753 million (5% at constant exchange rates) in the nine-month period ended September 30, 2008 mainly due to growth in same market treatments (4%), revenue per treatment (1%), acquisitions (1%) and exchange rate fluctuations (2%), partially offset by sold or closed clinics (1%).

Dialysis product revenue increased by 19% to $2,137 million (11% at constant exchange rates) in the same period as a result of increased sales of hemodialysis machines, dialyzers, concentrates, bloodlines, and peritoneal dialysis products and higher sales attributable to the phosphate binding drug, PhosLo®.

The decrease in gross margin reflects reductions of gross margin in both the International and North America segments. The International decrease was a result of strong growth in the dialysis care business which has lower than average margins and unfavorable foreign currency transaction effects related to purchases from Europe coupled with the appreciation of the Euro against local currencies. North America was impacted by reduced reimbursement rates for EPO and lower utilization of EPO as well as by increased costs of heparin and higher personnel costs, partially offset by increased commercial payor revenue.

Selling, general and administrative (“SG&A”) costs increased to $1,389 million in the nine month period ended September 30, 2008 from $1,264 million in the same period of 2007. SG&A costs as a percentage of sales decreased to 17.6% in the first nine months of 2008 from 17.7% in the same period of 2007. This decreased percentage was driven by gains from sale of a minority interest in clinics in the US and from the sale of a facility in Italy partially offset by diverse cost increases in North America. In addition, Corporate had higher expenses mainly relating to the operating expenses of Renal Solutions Inc., reported under Corporate, and increased compensation expense for stock options. Bad debt expense for the nine months ended September 30, 2008 was $158 million as compared to $153 million for the same period in 2007, representing 2.0% of sales for the nine-month period ending September 30, 2008 and 2.1% for the same period in 2007.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Research and development (“R&D”) expenses increased to $60 million in the first nine months of 2008 from $44 million in the same period of 2007 mainly as a result of the additional R&D programs related to field test of new products and home therapy projects.

Operating income increased to $1,240 million in the nine-month period ended September 30, 2008 from $1,152 million in the same period of 2007. Operating income margin decreased to 15.7% for the nine month period ending September 30, 2008 from 16.1% for the same period in 2007 due to the decreased gross margins and increased R&D expenses partially offset by the decrease in SG&A as a percentage of sales discussed above.

Interest expense decreased 10% to $271 million for the nine months ended September 30, 2008 from $300 million for the same period in 2007 mainly as a result of decreased interest rates and more favorable financing structure following repayment of a portion of our trust preferred securities. In addition, the 2007 period was impacted by the write-off of unamortized fees related to the voluntary prepayment of the 2006 Credit Agreement term loans with proceeds from the Senior Notes due 2017 issued in 2007. This was partially offset by the increased debt level resulting from the acquisition of Renal Solutions, Inc. in the fourth quarter of 2007, lower cash from operations and higher capital expenditures in 2008.

Income tax expense increased to $366 million for the nine-month period ended September 30, 2008 from $331 million for the nine-month period ending September 30, 2007 due to increased earnings. The effective tax rate for the first nine months of 2008 decreased to 37.0% as compared to 38.0% for the same period in 2007 mainly due to a German business tax reduction which became effective January 1, 2008.

Net income for the nine months ended September 30, 2008 increased to $603 million from $520 million for the same period in 2007 mainly as a result of the combined effects of the items discussed above.

The following discussions pertain to our business segments and the measures we use to manage these segments:

North America Segment

Key Indicators for North America Segment

	Nine months	Nine months
	ended	ended
	September 30, 2008	September 30, 2007	Change in %

Number of treatments	14,221,509	13,698,684	4%
Same market treatment growth in %	2.8%	2.9%
Revenue in $ million	5,153	4,957	4%
Depreciation and amortization in $ million	174	159	10%
Operating income in $ million	858	826	4%
Operating income margin in %	16.7%	16.7%

Revenue

Treatments increased by 4% for the nine months ended September 30, 2008 as compared to same period in 2007 mainly due to same market growth. Average North America revenue per treatment for both the nine-month periods ended September 30, 2008 and 2007 remained at $324. In the U.S., the average revenue per treatment increased to $329 for the nine-month period ended September 30, 2008 from $327 for the same period in 2007. The revenue rate per treatment was negatively impacted by reduced reimbursement rates for and decreased utilization of EPO, and positively impacted by increased commercial payor revenue.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Net revenue for the North America segment for the nine-month period ended September 30, 2008 increased as a result of increases in dialysis care revenue by 3% to $4,615 million from $4,476 million in the same period of 2007 and in dialysis product revenue by 12% to $538 million from $481 million in the nine-month period ended September 30, 2007.

The dialysis care revenue increase was driven by same market treatment growth of 3% and 1% resulting from acquisitions partially offset by sold or closed clinics (1%). The administration of EPO represented approximately 20% and 22% of total North America dialysis care revenue for the nine-month periods ended September 30, 2008 and 2007, respectively.

The product revenue increase was driven mostly by a higher sales volume of concentrate, bloodlines, dialyzers, peritoneal products, and machines as well as higher sales attributable to the phosphate binding drug, PhosLo®, as a result of higher volumes and increased pricing.

Operating Income

Operating income increased by 4% to $858 million for the nine-month period ended September 30, 2008 from $826 million for the same period in 2007. Operating income margin remained unchanged at 16.7% for both the first nine months in 2008 and 2007. The operating income margin was positively impacted by increased margins from increased commercial payor revenue, a higher volume of products sold and gains from the sale of minority interests in the Company’s clinics, and negatively affected by reduced reimbursement rates for and decreased utilization of EPO as well as heparin cost increases and higher personnel expenses. Cost per treatment was $271 for the nine-month period ended September 30, 2008, and $269 for the nine-month period September 30, 2007.

International Segment

Key Indicators for International Segment

	Nine months	Nine months	Change in %
	ended	ended		at constant
	September 30, 2008	September 30, 2007	as reported	exchange rates

Number of treatments	6,444,002	5,924,568	9%
Same market treatment growth in %	8.2%	6.2%
Revenue in $ million	2,737	2,194	25%	13%
Depreciation and amortization in $ million	127	99	28%
Operating income in $ million	462	386	20%
Operating income margin in %	16.9%	17.6%

Revenue

Treatments increased by 9% in the nine months ended September 30, 2008 over the same period in 2007 mainly due to same market growth (8%) and acquisitions (1%). Average revenue per treatment increased to $177 from $149 due to increased reimbursement rates and changes in country mix ($12) and the strengthening of local currencies against the U.S. dollar ($16).

The increase in net revenues for the International segment for the nine-month period ended September 30, 2008 over the same period in 2007 resulted from increases in both dialysis care and dialysis product revenues. Organic growth during the period was 13% and exchange rate fluctuations contributed 12%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Including the effects of acquisitions, European region revenue increased 26% (13% at constant exchange rates), Latin America region revenue increased 30% (18% at constant exchange rates), and Asia Pacific region revenue increased 15% (11% at constant exchange rates).

Total dialysis care revenue for the International segment increased during the first nine months of 2008 by 29% (17% at constant exchange rates) to $1,139 million from $880 million in the same period in 2007. This increase is a result of same market treatment growth of 8% and a 1% increase in contributions from acquisitions and an additional dialysis day (1%) partially offset by sold or closed clinics (2%). An increase in revenue per treatment contributed 9% and exchange rate fluctuations contributed approximately 12%.

Total dialysis product revenue for the nine-month period ended September 30, 2008 increased by 22% (10% at constant exchange rates) to $1,598 million mostly due to higher dialyzer and machine sales.

Operating Income

Operating income increased by 20% to $462 million primarily as a result of an increase in volume of products sold, treatment volume, and revenue per treatment. Operating income margin decreased to 16.9% for the nine months ending September 30, 2008 from 17.6% for the same period in 2007 mainly due to strong growth in the dialysis care business which has lower than average margins and unfavorable foreign currency transaction effects in Asia Pacific related to purchase of goods from Europe due to the appreciation of the Euro against local currencies.

Liquidity and Capital Resources

Nine months ended September 30, 2008 compared to nine months ended September 30, 2007

Liquidity

We require capital primarily to fund acquisitions and develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to finance working capital needs and to repay debt. At September 30, 2008, we had cash and cash equivalents of $180 million and our ratio of current assets to current liabilities was 1.3. Our working capital was $940 million which increased from $833 million at December 31, 2007. The increase was mainly the result of the increases in accounts receivables and inventory partially offset by increases in short-term debt. Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings and our accounts receivable facility as well as from long-term debt from third parties and from related parties and cash from issuance of equity and debt securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 73% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine-month period ended September 30, 2008, approximately 35% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” by January 1, 2011. Furthermore, cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. A lengthening of this payment cycle could have a material adverse effect on our capacity to generate cash flow.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Accounts receivable balances at September 30, 2008 and December 31, 2007, net of valuation allowances, represented approximately 77 and 73 days of net revenue, respectively. The increase in the North America segment is mainly due to Medicare’s implementation of a new patient numbering system. The increase for the International segment mainly reflects payment delays by government entities.

The development of days sales outstanding (“DSO”) by operating segment is shown in the table below:

Development of Days Sales Outstanding

	September 30,	December 31,
	2008	2007

North America	60	58
International	108	104

Total	77	73

Cash from short-term borrowings is generated by selling interests of up to $550 million in our accounts receivables (“A/R Facility”), which, as most recently extended, is available to us through October 15, 2009, and by borrowing from our parent, Fresenius SE.

Long-term financing is provided by the revolving portion and the term loans under our 2006 Senior Credit Agreement and our borrowings under our credit agreements with the European Investment Bank (“EIB”) and has been provided through the issuance of our notes (“Senior Notes”), our euro-denominated notes (“Euro Notes”) and our trust preferred securities. Our Euro Notes, in the amount of $286 million (€200 million) which are due July 27, 2009, have been reclassified to short term. While we continue to closely monitor the world-wide financial markets, we believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

We issued a €90 million multi-currency term loan facility as part of our December 2006 credit agreement with the EIB. This facility was fully drawn down on February 1, 2008, denominated in Euro ($129 million at September 30, 2008), at an initial interest rate of 4.35%. The interest rate is variable and resets every three-month period. The term loan matures on February 1, 2014, with interest payments due every three-month period.

On February 1, 2008, we redeemed the trust preferred securities that became due on that date, which had been issued in 1998 by Fresenius Medical Care Capital Trust II and III in the amount of $450 million and $228.4 million, respectively, primarily with funds obtained under our accounts receivable facility and existing long-term credit facilities.

Our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, and the indentures relating to our Senior Notes and our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs. On January 31, 2008, our 2006 Senior Credit Agreement was amended to increase certain types of permitted borrowings and to remove all limitations on capital expenditures.

The breach of any of the covenants could result in a default under the 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes, the Senior Notes or the notes underlying our trust preferred securities, which

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007 could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In the event of default, the outstanding balance under the Senior Credit Agreement becomes due at the option of the lenders under that agreement. As of September 30, 2008, we are in compliance with all financial covenants under the 2006 Senior Credit Agreement and our other financing agreements.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 10 of the Notes to Consolidated Financial Statements in this report) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities have disallowed in the audit for the years 1996 and 1997. We disagree with such conclusions, believe we have valid arguments and have filed a complaint with the appropriate German court to challenge the tax authority’s decision. An adverse determination in this litigation could have a material adverse effect on our results of operations in the relevant reporting period.

During the third quarter 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001 and issued an audit report in the second quarter 2008. The Company recognized, recorded and thereafter paid certain expenses as a result of the audit. The audit report confirms the audit findings and no further adjustments appear necessary pending the issuance of the final tax assessments.

Except for the refund claims discussed below, the U.S. Internal Revenue Service (“IRS”) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the HHS Office of the Inspector General (“OIG”) and U.S. Attorney’s Office investigation and certain other deductions, we paid an IRS tax and accrued interest assessment of approximately $99 million in the third quarter of 2006. We have filed claims for refunds contesting the IRS’s disallowance of FMCH’s civil settlement payment deductions. As a result of a settlement agreement with the IRS to resolve our appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 investigation, we received a refund in September 2008 of $37 million, inclusive of interest. The settlement agreement preserves our right to continue to pursue claims in the U.S. Federal courts for refund of all other disallowed deductions.

The IRS tax audit of FMCH for the years 2002 through 2004 has recently been completed. Except for the disallowance of all deductions taken during the period for remuneration related to intercompany mandatorily redeemable preferred shares, the proposed adjustments are routine in nature and have been recognized in the financial statements. The Company has protested the disallowed deductions and some routine adjustments and will avail itself of all remedies. An adverse determination in this litigation could have a material adverse effect on results of operations.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007 able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Dividends

In May 2008, a dividend with respect to 2007 of €0.54 per ordinary share (2006: €0.47) and €0.56 per preference share (2006: €0.49) was approved by our shareholders at the Annual General Meeting (“AGM”) and thereafter paid. The total dividend payment was approximately $252 million (€160 million). We paid $188 million (€139 million) in 2007 for dividends with respect to 2006. Our 2006 Senior Credit Agreement limits disbursements for dividends and other payments for the acquisition of our equity securities (and rights to acquire them, such as options or warrants) during 2009 to $280 million.

Analysis of Cash Flow

Operations

We generated cash from operating activities of $716 million in the first nine months of 2008 and $890 million in the comparable period of 2007, a decrease of approximately 20% from the prior year. The decrease in cash flows was primarily due to an increase in DSO and other working capital items in the nine-month period ended September 30, 2008 as compared to the same period of 2007 partially offset by increased earnings in the first nine months of 2008 as compared to the same period in 2007. Cash flows were used for investing activities (capital expenditures and acquisitions).

Investing

Net cash used in investing activities was $623 million in the first nine months of 2008 compared to $474 million in the same period of 2007. In the nine month period ended September 30, 2008, we paid approximately $176 million cash ($86 million in the North America segment, $32 million in the International segment and $58 million in Corporate) for acquisitions consisting primarily of dialysis clinics and licenses. We also received $46 million in conjunction with divestitures. In the same period in 2007, we used $144 million in cash for acquisitions, ($71 million in the North American segment and $73 million for the International segment) consisting primarily of dialysis clinics.

Capital expenditures for property, plant and equipment, net of disposals, were $493 million in the nine-month period ended September 30, 2008 and $359 million in the same period of 2007. In the first nine months of 2008, capital expenditures were $294 million in the North America segment, and $199 million for the International segment. In the same period of 2007, capital expenditures were $217 million in the North America segment and $142 million for the International segment. The majority of our capital expenditures was used for maintaining existing clinics and equipping new clinics, mainly in the North America segment, maintenance and expansion of production facilities, primarily in Germany and North America, and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 6% of total revenue.

Financing

Net cash used in financing was $158 million for the first nine months of 2008 compared to $344 million for the first nine months of 2007. In the nine-month period ended September 30, 2008, cash used was mainly for redemption of trust preferred securities and the payment of dividends partially offset by proceeds from our A/R Facility and other existing long-term credit facilities. In the nine-month period ended September 30, 2007, cash

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007 was mainly used to pay down our A/R Facility and other debt and for payment of dividends partially offset by proceeds from the issuance of our Senior Notes. Cash on hand was $180 million at September 30, 2008 compared to $238 million at September 30, 2007.

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $1,547 million, 19.6% of revenues for the nine-month period ended September 30, 2008, and $1,412 million, 19.7% of revenues for the same period of 2007. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Senior Credit Agreement, Euro Notes, EIB, and the indentures relating to our Senior Notes and our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBIDTA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the nine months ended
	September 30,
	2008	2007
	$ in thousands

Total EBITDA	1,546,667	1,412,313
Interest expense (net of interest income)	(252,009)	(281,319)
Income tax expense, net	(365,621)	(331,097)
Change in deferred taxes, net	56,131	13,911
Changes in operating assets and liabilities	(291,908)	45,425
Stock compensation expense	22,585	16,305
Other items, net	(5)	14,665

Net cash provided by operating activities	715,840	890,203

Balance Sheet Structure

Total assets as of September 30, 2008 increased to $14.8 billion compared to $14.2 billion at year-end 2007. Current assets as a percent of total assets increased to 28% at September 30, 2008, from 27% at December 31, 2007, as a result of increased trade accounts receivable and inventory. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 40% at September 30, 2008 from 39% at year-end 2007.

Outlook

The Company confirms its outlook for the full year 2008 and expects to achieve revenue of more than $10.4 billion. This represents an increase of more than 7% over 2007. Net income is projected to be in the range of $805 million to $825 million in 2008. In addition, the Company expects to spend $650-$750 million on capital expenditures and $150 - $250 million on acquisitions in 2008. Our debt/EBITDA ratio is projected to decrease to below 2.8 by the end of 2008. For 2010, the Company continues to expect revenue of more than $11.5 billion. Earnings after tax are projected to grow at a percentage rate in the low- to mid-teens per year.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and nine months ended September 30, 2008 and 2007

Below is a table showing our growth outlook for 2008:

2008
($ in millions )

Net Revenues	> $10,400
Net Income	$805 – $825
Debt/EBITDA	< 2.8
Capital Expenditures	~ $650 – $750
Acquisitions	~ $150 – $250

Recently Issued Accounting Standards

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 161 Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133 (“FAS 161”). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements. The requirements of this Statement are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“FAS 160”), which establishes a framework for reporting of noncontrolling or minority interests, the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. FAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised), Business Combinations(“FAS141(R)”). FAS141(R) replaces FASB Statement No. 141, Business Combinations(“FAS141”) and retains the fundamental requirements in FAS141 that the acquisition method of accounting (which FAS141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.

In general, the main points of this Statement are that the assets acquired, liabilities assumed and non-controlling interests in the acquiree are stated at fair value as of the date of acquisition, that assets acquired and liabilities assumed arising from contractual contingencies are recognized as of the acquisition date, measured at their acquisition-date fair values and that contingent consideration is recognized at the acquisition date, measured at its fair value at that date.

FAS141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Income
(unaudited)
(in thousands, except share data)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2008	2007	2008	2007

Net revenue:
Dialysis Care	$1,984,938	$1,800,771	$5,753,484	$5,356,669
Dialysis Products	728,327	625,371	2,136,801	1,794,357

	2,713,265	2,426,142	7,890,285	7,151,026
Costs of revenue:
Dialysis Care	1,423,913	1,276,499	4,146,509	3,808,755
Dialysis Products	379,973	311,702	1,055,212	882,592

	1,803,886	1,588,201	5,201,721	4,691,347

Gross profit	909,379	837,941	2,688,564	2,459,679

Operating expenses:
Selling, general and administrative	466,983	425,590	1,388,680	1,263,681
Research and development	20,206	15,639	59,978	43,546

Operating income	422,190	396,712	1,239,906	1,152,452

Other (income) expense:
Interest income	(6,467)	(8,705)	(19,266)	(19,048)
Interest expense	93,516	103,538	271,275	300,367

Income before income taxes and minority interest	335,141	301,879	987,897	871,133
Income tax expense	122,534	114,750	365,621	331,097
Minority interest	6,272	6,371	18,980	20,320

Net income	$206,335	$180,758	$603,296	$519,716

Basic income per ordinary share	$0.69	$0.61	$2.03	$1.76

Fully diluted income per ordinary share	$0.69	$0.61	$2.03	$1.75

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
At September 30, 2008 and December 31, 2007
(in thousands, except share data)

	September 30,	December 31,
	2008	2007
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$179,969	$244,690
Trade accounts receivable, less allowance for doubtful accounts of $261,064 in 2008 and $247,800 in 2007	2,199,854	2,026,865
Accounts receivable from related parties	106,061	99,626
Inventories	725,280	636,234
Prepaid expenses and other current assets	531,736	495,630
Deferred taxes	351,890	356,427

Total current assets	4,094,790	3,859,472

Property, plant and equipment, net	2,249,361	2,053,793
Intangible assets, net	782,095	689,956
Goodwill	7,319,211	7,245,589
Deferred taxes	95,812	83,615
Other assets	243,040	237,840

Total assets	$14,784,309	$14,170,265

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$344,614	$329,919
Accounts payable to related parties	200,984	201,049
Accrued expenses and other current liabilities	1,344,201	1,352,013
Short-term borrowings	685,721	217,497
Short-term borrowings from related parties	1,275	2,287
Current portion of long-term debt and capital lease obligations	436,790	84,816
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries — current portion	—	669,787
Income tax payable	115,688	146,536
Deferred taxes	25,797	22,589

Total current liabilities	3,155,070	3,026,493

Long-term debt and capital lease obligations, less current portion	3,972,344	4,004,013
Other liabilities	219,679	193,604
Pension liabilities	119,902	111,352
Income tax payable	180,288	111,280
Deferred taxes	432,603	378,497
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	652,062	663,995
Minority interest	144,428	105,814

Total liabilities	8,876,376	8,595,048

Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,808,021 issued and outstanding	4,236	4,191
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 293,743,137 issued and outstanding	362,827	361,384
Additional paid-in capital	3,278,911	3,221,644
Retained earnings	2,238,021	1,887,120
Accumulated other comprehensive income	23,938	100,878

Total shareholders’ equity	5,907,933	5,575,217

Total liabilities and shareholders’ equity	$14,784,309	$14,170,265

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Cash Flows
For the nine months ended September 30, 2008 and 2007
(unaudited)
(in thousands)

	For the nine months
	ended September 30,
	2008	2007

Operating Activities:
Net income	$603,296	$519,716
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	306,761	259,861
Change in minority interest	32,775	33,051
Change in deferred taxes, net	56,131	13,911
(Gain) Loss on sale of fixed assets and investments	(13,800)	1,934
Compensation expense related to stock options	22,585	16,305
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(213,455)	(38,418)
Inventories	(102,780)	(74,581)
Prepaid expenses, other current and non-current assets	(60,108)	(85,563)
Accounts receivable from / payable to related parties	995	(7,698)
Accounts payable, accrued expenses and other current and non-current liabilities	39,756	199,207
Income tax payable	43,684	52,478

Net cash provided by operating activities	715,840	890,203

Investing Activities:
Purchases of property, plant and equipment	(502,141)	(380,741)
Proceeds from sale of property, plant and equipment	9,619	21,236
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	(175,954)	(144,133)
Proceeds from divestitures	45,743	29,495

Net cash used in investing activities	(622,733)	(474,143)

Financing Activities:
Proceeds from short-term borrowings	92,827	44,277
Repayments of short-term borrowings	(94,568)	(53,419)
Proceeds from short-term borrowings from related parties	174,431	43,554
Repayments of short-term borrowings from related parties	(175,405)	(4,566)
Proceeds from long-term debt and capital lease obligations	408,195	511,689
Repayments of long-term debt and capital lease obligations	(95,440)	(448,361)
Redemption of trust preferred securities	(678,379)	—
Increase (decrease) of accounts receivable securitization program	452,000	(266,000)
Proceeds from exercise of stock options	37,616	32,607
Dividends paid	(252,395)	(188,407)
Distributions to minority interest	(26,786)	(14,980)

Net cash used in financing activities	(157,904)	(343,606)

Effect of exchange rate changes on cash and cash equivalents	76	6,439

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(64,721)	78,893
Cash and cash equivalents at beginning of period	244,690	159,010

Cash and cash equivalents at end of period	$179,969	$237,903

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Shareholders’ Equity
For the nine months ended September 30, 2008 (unaudited) and year ended December 31, 2007 (audited)
(in thousands, except share data)

							Accumulated other comprehensive income (loss)
	Preference Shares		Ordinary Shares		Additional		Foreign
	Number of	No par	Number of	No par	paid in	Retained	currency	Cash flow
	shares	value	shares	value	capital	earnings	translation	hedges	Pensions	Total

Balance at December 31, 2006	3,711,435	$4,098	291,449,673	$359,527	$3,153,556	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162

Proceeds from exercise of options and related tax effects	66,652	93	1,336,910	1,857	43,880	—	—	—	—	45,830
Compensation expense related to stock options	—	—	—	—	24,208	—	—	—	—	24,208
Dividends paid	—	—	—	—	—	(188,407)	—	—	—	(188,407)
Comprehensive income (loss)
Net income	—	—	—	—	—	717,130	—	—	—	717,130
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects	—	—	—	—	—	—	—	(54,053)	—	(54,053)
Foreign currency translation	—	—	—	—	—	—	137,048	—	—	137,048
Adjustments relating to pension obligations, net of related tax effects	—	—	—	—	—	—	—	—	23,299	23,299

Comprehensive income	—	—	—	—	—	—	—	—	—	823,424

Balance at December 31, 2007	3,778,087	$4,191	292,786,583	$361,384	$3,221,644	$1,887,120	$145,357	$(16,866)	$(27,613)	$5,575,217

Proceeds from exercise of options and related tax effects	29,934	45	956,554	1,443	34,682	—	—	—	—	36,170
Compensation expense related to stock options	—	—	—	—	22,585	—	—	—	—	22,585
Dividends paid						(252,395)				(252,395)
Comprehensive income (loss)
Net income	—	—	—	—	—	603,296	—		—	603,296
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects	—	—	—	—	—	—	—	(14,770)	—	(14,770)
Foreign currency translation	—	—	—	—	—	—	(62,925)			(62,925)
Adjustments relating to pension obligations, net of related tax effects	—	—	—	—	—	—	—	—	755	755

Comprehensive income	—	—	—	—	—	—	—	—		526,356

Balance at September 30, 2008	3,808,021	$4,236	293,743,137	$362,827	$3,278,911	$2,238,021	$82,432	$(31,636)	$(26,858)	$5,907,933

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” the “Company,” “we,” “us” or “our” and together with its subsidiaries on a consolidated basis, as the context requires), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis care providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

Basis of Presentation

The consolidated financial statements at September 30, 2008 and for the three- and nine-month periods ended September 30, 2008 and 2007 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2007 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three- and nine-month periods ended September 30, 2008 are not necessarily indicative of the results of operations for the year ending December 31, 2008.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Related Party Transactions

The Company is party to various agreements with its parent, Fresenius SE, the sole stockholder of the Company’s General Partner, Fresenius Medical Care Management AG (“Management AG”), under which certain services are exchanged between the parties, certain products are sold and certain management services are provided by Management AG. Items a) and b) below summarize the results of activities related to those agreements during the nine months ended September 30, 2008, as compared to the same period in 2007. To the extent required under the terms of the 2006 Pooling Agreement, the terms of these agreements have been reviewed and approved by the independent members of the Company’s supervisory board. In addition, the Company and Fresenius SE are also party to a loan agreement whereby Fresenius SE provides short term financing to the Company. Item c) below describes those activities during the nine-month period ending September 30, 2008.

a)	Service Agreements

For the nine-month periods ended September 30, 2008 and 2007, amounts charged by Fresenius SE to the Company for services provided to the Company are $44,743 and $33,149, respectively. The Company charged $8,806 and $6,451 for services rendered to Fresenius SE for the nine-month periods ended September 30, 2008 and 2007, respectively. Under operating lease agreements for real estate entered into with Fresenius SE, the Company paid Fresenius SE $17,522 and $14,103 for the nine-month periods ended September 30, 2008, and 2007, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

The Company’s Articles of Association provide that Management AG shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for the nine-month periods ended September 30, 2008 and 2007, respectively, was $7,616 and $6,605 for its management services during those periods.

b)	Products

During the nine-month periods ended September 30, 2008 and 2007, the Company sold products to Fresenius SE for $28,714 and $25,182, respectively. During the nine-month periods ended September 30, 2008, and 2007, the Company made purchases from Fresenius SE in the amount of $35,093 and $38,969, respectively.

c)	Financing Provided by Fresenius SE

The Company receives short-term financing from Fresenius SE. There was $1,275 outstanding at September 30, 2008.

3.	Inventories

As of September 30, 2008 and December 31, 2007, inventories consisted of the following:

	September 30,	December 31,
	2008	2007

Raw materials and purchased components	$152,558	$136,013
Work in process	62,593	51,829
Finished goods	410,186	350,478
Health care supplies	99,943	97,914

Inventories	$725,280	$636,234

4.	Short-Term Borrowings and Short-Term Borrowings from Related Parties

As of September 30, 2008 and December 31, 2007, short-term borrowings and short-term borrowings from related parties consisted of the following:

	September 30,	December 31,
	2008	2007

Borrowings under lines of credit	$148,721	$132,497
Accounts receivable facility	537,000	85,000

Short-term borrowings	685,721	217,497
Short-term borrowings from related parties	1,275	2,287

Short-term borrowings including related parties	$686,996	$219,784

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

5.	Long-term Debt and Capital Lease Obligations

As of September 30, 2008 and December 31, 2007, long-term debt and capital lease obligations consisted of the following:

	September 30,	December 31,
	2008	2007

2006 Senior Credit Agreement	$3,343,087	$3,166,114
Senior Notes	492,234	491,569
Euro Notes	286,060	294,420
EIB Agreements	177,533	48,806
Capital lease obligations	13,426	14,027
Other	96,794	73,893

	4,409,134	4,088,829
Less current maturities	(436,790)	(84,816)

	$3,972,344	$4,004,013

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at September 30, 2008 and December 31, 2007:

	Maximum Amount
	Available		Balance Outstanding
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2008	2007

Revolving Credit	$1,000,000	$1,000,000	$248,429	$37,989
Term Loan A	1,520,569	1,550,000	1,520,569	1,550,000
Term Loan B	1,574,089	1,578,125	1,574,089	1,578,125

	$4,094,658	$4,128,125	$3,343,087	$3,166,114

6. License and Distribution Agreements

In July 2008, Fresenius Medical Care entered into two separate and independent license and distribution agreements, one for the U.S. and one for certain countries in Europe and the Middle East, to market and distribute Galenica Ltd’s and Luitpold Pharmaceuticals Inc.’s intravenous iron products, such as Venofer® and Ferinject® for dialysis treatment. In North America, the license agreement among FMCH, Luitpold Pharmaceuticals Inc, American Regent, Inc. and Vifor (International), Inc. provides FMCH with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities. In addition, it grants FMCH similar rights for Injectafer® (ferric carboxymaltose), a proposed new IV iron medication currently under clinical study in the U.S. The U.S. license agreement has a term of ten years, includes FMCH extension options, and requires payment by FMCH over the ten year term of aggregate royalties of approximately $2 billion, subject to certain early termination provisions.

7.	Stock Options

On July 28, 2008, the Company awarded 2,499,021 options under the Fresenius Medical Care AG and Co. KGaA Stock Option Plan 2006 (the “2006 Plan”), including 398,400 to members of the Management Board of Fresenius Medical Care Management AG, the Company’s general partner, at an exercise price of $55.88 (€35.49), a fair value of $15.43 each and a total fair value of $38,560 which will be amortized over the three year vesting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

8.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-month periods ended September 30, 2008 and 2007:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2008	2007	2008	2007

Numerators:
Net income	$206,335	$180,758	$603,296	$519,716
less:
Dividend preference on preference shares	29	26	87	75

Income available to all classes of shares	$206,306	$180,732	$603,209	$519,641

Denominators:
Weighted average number of:
Ordinary shares outstanding	293,417,973	292,062,414	293,030,504	291,721,451
Preference shares outstanding	3,802,913	3,747,548	3,790,298	3,728,265

Total weighted average shares outstanding	297,220,886	295,809,962	296,820,802	295,449,716
Potentially dilutive ordinary shares	578,884	1,085,285	390,591	1,070,722
Potentially dilutive preference shares	101,648	137,770	100,021	141,617

Total weighted average ordinary shares outstanding assuming dilution	293,996,857	293,147,699	293,421,095	292,792,173
Total weighted average preference shares outstanding assuming dilution	3,904,561	3,885,318	3,890,319	3,869,882
Basic income per ordinary share	$0.69	$0.61	$2.03	$1.76
Plus preference per preference shares	0.01	0.01	0.02	0.02

Basic income per preference share	$0.70	$0.62	$2.05	$1.78

Fully diluted income per ordinary share	$0.69	$0.61	$2.03	$1.75
Plus preference per preference shares	0.01	0.01	0.02	0.02

Fully diluted income per preference share	$0.70	$0.62	$2.05	$1.77

9.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year Fresenius Medical Care Holdings, Inc. (“FMCH”), a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

The following table provides the calculations of net periodic benefit cost for the three- and nine-month periods ended September 30, 2008 and 2007.

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Components of net periodic benefit cost:
Service cost	$2,139	$2,212	$6,431	$6,523
Interest cost	5,220	4,624	15,461	13,790
Expected return on plan assets	(4,222)	(4,090)	(12,697)	(12,270)
Amortization unrealized losses	459	1,284	1,260	3,830

Net periodic benefit cost	$3,596	$4,030	$10,455	$11,873

10.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

In April 2008, W.R. Grace & Co. announced an agreement in principle with the asbestos creditors’ and equity security holders’ committees in the Grace Chapter 11 Proceedings to settle all present and future asbestos-related personal injury claims. The agreement in principle and W.R. Grace & Co.’s related bankruptcy reorganization plan are subject to conditions including resolution of claims of other creditors and Bankruptcy Court and District Court approvals.

On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the 2008K machine effective January 1, 2009. We have appealed the court’s rulings to the Court of Appeals for the Federal Circuit. We are confident that we will prevail on appeal and have made no provision in our financial statements for any potential liability in this matter. If we are unsuccessful on all appeals, including any appeal of the royalty, the royalties payable to Baxter on the machines and disposable supplies that are subject to the court’s order are estimated to be in the range of $2 million to $4 million per month. In the interim period until our appeal is decided, we are funding a court-approved escrow account at the rate noted above. If we win the appeal, the escrowed funds will be returned to us with interest. We are pursuing design modifications to the 2008K machine that we expect will limit the scope of royalty payment exposure and permit the continued sale of the modified 2008K machine after the January 1, 2009 injunction effective date, irrespective of the outcome of our appeal.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four recently issued patents (late 2007-2008), all of which are based on one of the patents at issue in the April 2003

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Baxter case described above. The new patents expire in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using pressure). The court has stayed the case pending the outcome of the appeal in the April 2003 Baxter case. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue.

On October 17, 2006, Baxter and Deka Products Ltd. (Deka) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleges that FMCH’s Liberty peritoneal cyclers infringe certain patents owned by or licensed to Baxter. Sales of the Liberty cyclers commenced in July 2008. The Company believes that the Liberty peritoneal cycler does not infringe any valid claims of the Baxter/DEKA patents.

Gambro Pty Limited and Gambro Lundia AB (“Gambro AB” and, together with Gambro Pty Limited, “the Gambro Group”) commenced litigation against FMC AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (“Fresenius Medical Care Australia”) regarding infringement and damages with respect to a Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (the “Gambro Patent”). As a result of the commercialization of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. In May 2008, the Gambro Group and Fresenius Medical Care Australia and FMC AG & Co. KGaA entered into a Deed of Settlement and Release pursuant to which Fresenius Medical Care made certain cash payments to the Gambro Group and pursuant to which the proceedings and all claims under the Gambro Patent, including any claims for relief for losses alleged to have been incurred after the expiry of the Gambro Patent, were resolved.

Two patent infringement actions have been pending in Germany between Gambro Industries (“Gambro”) on the one side and Fresenius Medical Care Deutschland GmbH, our one of German subsidiaries (“D-GmbH”) and FMC AG & Co. KGaA on the other side (hereinafter collectively “Fresenius Medical Care”). Gambro herein alleged patent infringements concerning a patent on a device for the preparation of medical solutions by Fresenius Medical Care. The first case was dismissed as being unfounded. Such decision has already become final. In the second case, the District Court of Mannheim rendered a judgement on June 27, 2008 deciding in favor of Gambro and declaring that Fresenius Medical Care has infringed a patent. Accordingly, the court ordered Fresenius Medical Care to pay compensation (to be determined in a separate court proceeding) for alleged infringement and to stop offering the alleged patent infringing technology in its original form in Germany. Such verdict could be enforced provisionally by way of security to be deposited by Gambro, however the Company has received no notice that Gambro has applied for provisional enforceability, as yet. D-GmbH brought an invalidity action in the Federal German Patent Court (“BPatG”) against Gambro’s patent. This case is currently pending with the Federal Court of Justice as the court of appeal. Fresenius Medical Care has also filed an appeal against the District Court’s verdict. Irrespective of the outcome of the appeal, Fresenius Medical Care has developed design modifications to the concerned devices which are an alternative technical solution. In view of the pending appeal against BPatG’s verdict and Fresenius Medical Care’s appeal against the District Court’s verdict, Fresenius Medical Care continues to believe that the alleged patent infringing technology does not infringe any valid patent claims of Gambro. Therefore, the Company has made no provision in the financial statements for any potential liability in this matter.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”) was named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

relating to alleged unlawful actions and breaches of fiduciary duty in connection with the Company’s acquisition of RCG (the “RCG Acquisition”) and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint was styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint sought damages against former officers and directors and did not state a claim for money damages directly against RCG. On August 30, 2007, this suit was dismissed by the trial court without leave to amend. Plaintiff subsequently appealed and the matter remains pending in the appellate court of Tennessee.

In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. The Company believes that it has fulfilled all requests for information made by government investigators in this matter, and that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies.

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation.

In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena required production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company believes that is has fulfilled all requests for information made by government investigators in this matter, and that RCG complied with applicable laws relating to the issuance of stock options.

In August 2007, the Sheet Metal Workers National Pension Fund filed a complaint in the United States District Court for the Central District of California, Western Division (Los Angeles), alleging that Amgen, Inc., the Company and DaVita Inc., marketed Amgen’s products, Epogen® and Aranesp®, to hemodialysis patients for uses not approved by the FDA and thereby caused a putative class of commercial insurers to pay for unnecessary prescriptions of these products. Although the court dismissed the original allegations against the Company, it

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

granted plaintiff leave to amend and this litigation was subsequently consolidated with other cases in the Epogen® and Aranesp® Off-Label Marketing and Sales Practices Multidistrict Litigation and assigned to the Central District of California. On July 2, 2008, a consolidated complaint was filed in the Multidistrict Litigation that renews allegations against the Company and DaVita, in addition to those against Amgen.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee (Qui tam is a legal provision under the United States False Claims Act, which allows for private individuals to bring suit on behalf of the U.S. federal government, as far as such individuals believe to have knowledge of presumable fraud committed by third parties). The first complaint alleges that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleges that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. Counsel for the nephrologist asserted that a criminal investigation of the relator’s allegations was in process and therefore moved the Court to stay all activity in the qui tam until the alleged criminal investigation concluded. The Court denied the nephrologist’s motion to stay and the litigation is progressing.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

11.	Fair Value Measures

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FASB Staff Position No. 157-2 (“FSP 157-2”) issued February 12, 2008 delayed application of this Statement for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

The Company adopted this standard, except for those sections affected by FSP 157-2, as of January 1, 2008.

In February 2007, FASB issued FASB Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”), which permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

The fair value option:

•	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

•	Is irrevocable (unless a new election date occurs); and

•	Is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has not opted to measure any eligible items at fair value at this time.

The Company holds interest rate swaps and foreign exchange forward contracts which are carried at fair value initially and on a recurring basis. The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the respective currency.

Under FAS 157, the Company is required to take into account credit risks when measuring the fair value of derivative financial instruments. In accordance with these requirements, the credit risk is incorporated in the fair value estimation of interest rate derivatives that are liabilities. For foreign exchange forward derivatives that are liabilities, due to the relatively short length of the contracts, the Company did not take into account its credit risk in the fair value estimation. Counterparty credit-risk adjustment is not material at this time due to the generally high credit ratings of the counterparties and is therefore not factored into the valuation of derivatives that are assets.

The following table summarizes the valuation of our financial instruments in accordance with FAS 157 fair value hierarchy levels as of September 30, 2008.

Fair Value Measurement at
September 30, 2008 Using
Significant Other
Categories of Assets and Liabilities Measured at	Observable Inputs
Fair Value on a Recurring Basis	(Level 2)

Assets
Derivatives	$9,169
Liabilities
Derivatives	$66,957

12.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and manufacturing and distributing products and equipment for the treatment of ESRD. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Information pertaining to the Company’s business segments for the three- and nine-month periods ended September 30, 2008 and 2007 is set forth below.

	North		Segment
	America	International	Total	Corporate	Total

Nine months ended September 30, 2008
Net revenue external customers	$5,152,931	$2,736,839	$7,889,770	$515	$7,890,285
Inter-segment revenue	1,146	60,188	61,334	(61,334)	—

Total net revenue	5,154,077	2,797,027	7,951,104	(60,819)	7,890,285

Depreciation and amortization	(174,115)	(127,378)	(301,493)	(5,268)	(306,761)
Operating Income	858,315	462,008	1,320,323	(80,417)	1,239,906
Segment assets	10,878,906	3,597,380	14,476,286	308,023	14,784,309
Capital expenditures and acquisitions(1)	382,302	236,628	618,930	59,165	678,095
Nine months ended September 30, 2007
Net revenue external customers	$4,957,479	$2,193,547	$7,151,026	$—	$7,151,026
Inter-segment revenue	516	56,264	56,780	(56,780)	—

Total net revenue	4,957,995	2,249,811	7,207,806	(56,780)	7,151,026

Depreciation and amortization	(158,922)	(99,443)	(258,365)	(1,496)	(259,861)
Operating Income	826,191	385,526	1,211,717	(59,265)	1,152,452
Segment assets	10,479,227	3,215,641	13,694,868	66,754	13,761,622
Capital expenditures and acquisitions(2)	302,325	222,353	524,678	196	524,874
Three months ended September 30, 2008
Net revenue external customers	$1,770,820	$942,278	$2,713,098	$167	$2,713,265
Inter-segment revenue	1,146	20,849	21,995	(21,995)	—

Total net revenue	1,771,966	963,127	2,735,093	(21,828)	2,713,265

Depreciation and amortization	(61,156)	(44,388)	(105,544)	(2,352)	(107,896)
Operating income	295,809	152,083	447,892	(25,702)	422,190
Capital expenditures and acquisitions	109,220	79,050	188,270	13,868	202,138
Three months ended September 30, 2007
Net revenue external customers	$1,660,461	$765,681	$2,426,142	$—	$2,426,142
Inter-segment revenue	—	16,891	16,891	(16,891)	—

Total net revenue	1,660,461	782,572	2,443,033	(16,891)	2,426,142

Depreciation and amortization	(54,225)	(34,656)	(88,881)	(488)	(89,369)
Operating income	282,927	134,929	417,856	(21,144)	396,712
Capital expenditures and acquisitions	82,416	76,661	159,077	50	159,127

(1)	North America acquisitions exclude $49,555 and International acquisitions exclude $2,134 of non-cash acquisitions for 2008.

(2)	International acquisitions exclude $8,473 of non-cash acquisitions for 2007.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

13.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine months ended
	September 30,
	2008	2007

Supplementary cash flow information:
Cash paid for interest	$274,630	$320,354

Cash paid for income taxes	$276,914	$251,844

Cash inflow for income taxes from stock option exercises	$6,391	$6,430

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(118,131)	$(220,538)
Liabilities assumed	9,523	46,942
Minorities	(3,701)	12,220
Notes assumed in connection with acquisition	2,134	8,473

Cash paid	(110,175)	(152,903)
Less cash acquired	873	13,311

Net cash paid for acquisitions	$(109,302)	$(139,592)

14.	Supplemental Condensed Combining Information

In June 2001, FMC Trust Finance S.à.r.l. Luxembourg III, a wholly-owned subsidiary of the Company, issued senior subordinated debt securities which were fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by FMCH and D-GmbH (“ the Guarantors”) . The subordinated debt and guarantees were issued to Fresenius Medical Care Capital Trust IV and Fresenius Medical Care Capital Trust V, statutory business trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries. The Company owns all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly-owned subsidiary as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust V.

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on senior debt securities which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantors. The following combining financial information for the Company is as of September 30, 2008 and December 31, 2007 and for the nine-months ended September 30, 2008 and 2007, segregated between the Company, D-GmbH, FMCH, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$2,217,943	$—	$7,486,042	$(1,813,700)	$7,890,285
Cost of revenue	—	—	1,711,458	—	5,268,238	(1,777,975)	5,201,721

Gross profit	—	—	506,485	—	2,217,804	(35,725)	2,688,564

Operating expenses (income):
Selling, general and administrative	68	34,995	163,599	(7,242)	1,175,029	22,231	1,388,680
Research and development	—		42,478	—	17,500	—	59,978

Operating (loss) income	(68)	(34,995)	300,408	7,242	1,025,275	(57,956)	1,239,906

Other (income) expense:
Interest, net	(541)	1,842	12,115	57,799	223,638	(42,844)	252,009
Other, net	—	(693,399)	195,701	(416,477)	—	914,175	—

Income (loss) before income taxes and minority interest	473	656,562	92,592	365,920	801,637	(929,287)	987,897
Income tax expense (benefit)	124	53,266	87,320	(19,844)	263,979	(19,224)	365,621

Income (loss) before minority interest	349	603,296	5,272	385,764	537,658	(910,063)	622,276
Minority interest	—	—	—	—	—	18,980	18,980

Net income (loss)	$349	$603,296	$5,272	$385,764	$537,658	$(929,043)	$603,296

	For the nine months ended September 30, 2007
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$1,738,763	$—	$6,808,471	$(1,396,208)	$7,151,026
Cost of revenue	—	—	1,353,170	—	4,711,304	(1,373,127)	4,691,347

Gross profit	—	—	385,593	—	2,097,167	(23,081)	2,459,679

Operating (income) expenses:
Selling, general and administrative	—	49,022	134,746	2,806	1,094,881	(17,774)	1,263,681
Research and development	—	—	31,451	—	12,095	—	43,546

Operating (loss) income	—	(49,022)	219,396	(2,806)	990,191	(5,307)	1,152,452

Other (income) expense:
Interest, net	(178)	12,492	12,183	145,891	113,332	(2,401)	281,319
Other, net		(608,650)	130,876	(430,000)	—	907,774	—

Income (loss) before income taxes and minority interest	178	547,136	76,337	281,303	876,859	(910,680)	871,133
Income tax expense (benefit)	53	27,420	83,896	(59,479)	304,682	(25,475)	331,097

Income (loss) before minority interest	125	519,716	(7,559)	340,782	572,177	(885,205)	540,036
Minority interest		—	—	—	—	20,320	20,320

Net income (loss)	$125	$519,716	$(7,559)	$340,782	$572,177	$(905,525)	$519,716

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At September 30, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$67	$91	$67	$—	$179,744	$—	$179,969
Trade accounts receivable, less allowance for doubtful accounts	—	—	177,423	—	2,022,292	139	2,199,854
Accounts receivable from related parties	7,778	1,433,189	637,583	450,260	1,977,005	(4,399,754)	106,061
Inventories	—	—	194,479	—	633,629	(102,828)	725,280
Prepaid expenses and other current assets	1	29,670	34,782	100	466,971	212	531,736
Deferred taxes	—	—	—	—	322,935	28,955	351,890

Total current assets	7,846	1,462,950	1,044,334	450,360	5,602,576	(4,473,276)	4,094,790
Property, plant and equipment, net	—	316	174,721	—	2,154,270	(79,946)	2,249,361
Intangible assets	—	374	45,850	—	735,871	—	782,095
Goodwill	—	—	3,483	—	7,315,728	—	7,319,211
Deferred taxes	—	10,256	5,045	—	86,386	(5,875)	95,812
Other assets	492,234	6,428,374	1,239,744	8,322,717	(5,703,786)	(10,536,243)	243,040

Total assets	$500,080	$7,902,270	$2,513,177	$8,773,077	$10,191,045	$(15,095,340)	$14,784,309

Current liabilities:
Accounts payable	$—	$1,099	$48,374	$—	$295,141	$—	$344,614
Accounts payable to related parties	3	391,875	566,489	1,447,452	2,200,322	(4,405,157)	200,984
Accrued expenses and other current liabilities	7,268	43,074	128,697	2,288	1,168,771	(5,897)	1,344,201
Short-term borrowings	—	—	—	—	685,721	—	685,721
Short-term borrowings from related parties	—	817,587	—	—	(712,468)	(103,844)	1,275
Current portion of long-term debt and capital lease obligations	—	808	429	133,866	301,687	—	436,790
Company-guaranteed debentures of subsidiaries
— current portion	—	—	—	—	—	—	—
Income tax payable	171	48,088	—	—	55,753	11,676	115,688
Deferred taxes	—	1,824	7,733	—	20,316	(4,076)	25,797

Total current liabilities	7,442	1,304,355	751,722	1,583,606	4,015,243	(4,507,298)	3,155,070
Long term debt and capital lease obligations, less current portion	492,234	593,535	—	1,542,585	4,757,855	(3,416,685)	3,969,524
Long term borrowings from related parties	—	4,510	226,735	492,234	716,566	(1,437,225)	2,820
Other liabilities	—	44,795	11,117	—	145,047	18,720	219,679
Pension liabilities	—	3,673	118,738	—	(2,509)	—	119,902
Income tax payable	—	43,469	—	—	66,231	70,588	180,288
Deferred taxes	—	—	—	—	434,500	(1,897)	432,603
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	652,062	—	652,062
Minority interest	—	—	—	—	144,428	—	144,428

Total liabilities	499,676	1,994,337	1,108,312	3,618,425	10,929,423	(9,273,797)	8,876,376
Shareholders’ equity:	404	5,907,933	1,404,865	5,154,652	(738,378)	(5,821,543)	5,907,933

Total liabilities and shareholders’ equity	$500,080	$7,902,270	$2,513,177	$8,773,077	$10,191,045	$(15,095,340)	$14,784,309

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2007
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$44	$—	$45	$—	$244,601	$—	$244,690
Trade accounts receivable, less allowance for doubtful accounts	—	—	158,052	—	1,868,813	—	2,026,865
Accounts receivable from related parties	17,450	1,300,573	521,671	381,635	1,239,700	(3,361,403)	99,626
Inventories	—	—	165,186	—	554,171	(83,123)	636,234
Prepaid expenses and other current assets	1	30,404	16,828	50	508,859	(60,512)	495,630
Deferred taxes	—	—	—	—	323,133	33,294	356,427

Total current assets	17,495	1,330,977	861,782	381,685	4,739,277	(3,471,744)	3,859,472
Property, plant and equipment, net	—	296	145,156	—	1,983,968	(75,627)	2,053,793
Intangible assets	—	248	12,028	—	677,680	—	689,956
Goodwill	—	—	3,585	—	7,242,004	—	7,245,589
Deferred taxes	—	—	4,674	—	82,061	(3,120)	83,615
Other assets	491,569	6,194,201	1,233,386	8,021,199	(4,452,579)	(11,249,936)	237,840

Total assets	$509,064	$7,525,722	$2,260,611	$8,402,884	$10,272,411	$(14,800,427)	$14,170,265

Current liabilities:
Accounts payable	$—	$542	$22,821	$—	$306,556	$—	$329,919
Accounts payable to related parties	—	408,156	366,443	987,111	1,824,901	(3,385,562)	201,049
Accrued expenses and other current liabilities	17,124	27,787	108,047	6,477	1,194,598	(2,020)	1,352,013
Short-term borrowings	—	—	—	—	217,497	—	217,497
Short-term borrowings from related parties	—	1,076,516	—	—	(965,997)	(108,232)	2,287
Current portion of long-term debt and capital lease obligations	—	832	294	502,462	16,757	(435,529)	84,816
Company-guaranteed debentures of subsidiaries
— current portion	—	—	—	—	669,787	—	669,787
Income tax payable	94	64,607	—	—	81,187	648	146,536
Deferred taxes	—	526	5,074	—	21,049	(4,060)	22,589

Total current liabilities	17,218	1,578,966	502,679	1,496,050	3,366,335	(3,934,755)	3,026,493
Long term debt and capital lease obligations, less current portion	491,569	293,695	147	1,604,181	5,243,330	(3,632,329)	4,000,593
Long term borrowings from related parties	—	4,642	228,531	491,569	969,417	(1,690,739)	3,420
Other liabilities	—	24,346	11,309	—	142,167	15,782	193,604
Pension liabilities	—	2,748	112,188	—	(3,584)	—	111,352
Income tax payable	—	44,739	—	—	18,049	48,492	111,280
Deferred taxes	—	1,369	—	—	383,595	(6,467)	378,497
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	663,995	—	663,995
Minority interest	—	—	—	—	105,814	—	105,814

Total liabilities	508,787	1,950,505	854,854	3,591,800	10,889,118	(9,200,016)	8,595,048
Shareholders’ equity:	277	5,575,217	1,405,757	4,811,084	(616,707)	(5,600,411)	5,575,217

Total liabilities and shareholders’ equity	$509,064	$7,525,722	$2,260,611	$8,402,884	$10,272,411	$(14,800,427)	$14,170,265

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2008
		Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$349	$603,296	$5,272	$385,764	$537,658	$(929,043)	$603,296
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity affiliate income	—	(335,630)	—	(416,477)	—	752,107	—
Depreciation and amortization	—	1,136	29,267	666	291,540	(15,848)	306,761
Change in minority interest	—		—	—	4,687	28,088	32,775
Change in deferred taxes, net	—	(664)	2,616	—	53,349	830	56,131
Loss (Gain) on sale of fixed assets and investments	—		224	—	(14,024)	—	(13,800)
Write-up of loans from related parties	—	(18,256)	—	—	—	18,256	—
Compensation expense related to stock options	—	22,585	—	—	—	—	22,585
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(25,387)	—	(188,068)	—	(213,455)
Inventories	—	—	(36,159)	—	(90,599)	23,978	(102,780)
Prepaid expenses and other current and non-current assets	—	8,506	(25,418)	(6,173)	(39,858)	2,835	(60,108)
Accounts receivable from / payable to related parties	9,675	(288,762)	30,048	21,230	169,630	59,174	995
Accounts payable, accrued expenses and other current and non-current liabilities	(9,856)	10,639	61,327	(4,189)	(21,793)	3,628	39,756
Income tax payable	77	(15,625)	—	(19,844)	46,676	32,400	43,684

Net cash provided by (used in) operating activities	245	(12,775)	41,790	(39,023)	749,198	(23,595)	715,840

Investing Activities:
Purchases of property, plant and equipment	—	(184)	(63,821)	—	(461,618)	23,482	(502,141)
Proceeds from sale of property, plant and equipment	—	17	963	—	8,639	—	9,619
Disbursement of loans to related parties	—	(86,055)	136	108,983	—	(23,064)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(176)	(40,702)	—	(135,123)	47	(175,954)
Proceeds from divestitures	—	—	—	—	45,743	—	45,743

Net cash (used in) provided by investing activities	—	(86,398)	(103,424)	108,983	(542,359)	465	(622,733)

Financing Activities:
Short-term borrowings, net	—	(2,365)	61,659	—	(62,009)	—	(2,715)
Long-term debt and capital lease obligations, net	—	318,739	—	(69,960)	40,912	23,064	312,755
Redemption of trust preferred securities	—	—	—	—	(678,379)	—	(678,379)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	452,000	—	452,000
Proceeds from exercise of stock options	—	31,225	—	—	6,391	—	37,616
Dividends paid	(222)	(252,395)	—	—	148	74	(252,395)
Capital increase (decrease)	—	—	—	—	47	(47)	—
Distributions to minority interest	—	—	—	—	(26,786)	—	(26,786)

Net cash (used in) provided by financing activities	(222)	95,204	61,659	(69,960)	(267,676)	23,091	(157,904)

Effect of exchange rate changes on cash and cash equivalents	—	4,060	(3)	—	(4,020)	39	76

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	23	91	22	—	(64,857)	—	(64,721)
Cash and cash equivalents at beginning of period	44	—	45	—	244,601	—	244,690

Cash and cash equivalents at end of period	$67	$91	$67	$—	$179,744	$—	$179,969

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2007
		Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$125	$519,716	$(7,559)	$340,782	$572,303	$(905,525)	$519,716
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(368,691)	—	(430,000)	—	798,691	—
Depreciation and amortization	—	1,496	22,827	—	247,950	(12,412)	259,861
Change in minority interest	—	—	—	—	3,470	29,581	33,051
Change in deferred taxes, net	—	(13,487)	1,452	—	26,136	(190)	13,911
(Gain) Loss on sale of fixed assets and investments	—	(297)	(528)	—	2,462	297	1,934
Compensation expense related to stock options	—	16,305	—	—	—	—	16,305
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(14,330)	—	(24,088)	—	(38,418)
Inventories	—	—	(17,279)	—	(71,138)	13,836	(74,581)
Prepaid expenses and other current and non-current assets	50	11,649	7,504	11,961	(102,147)	(14,530)	(85,563)
Accounts receivable from / payable to related parties	(8,676)	(84,839)	(84,899)	32,232	86,059	43,749	(7,698)
Accounts payable, accrued expenses and other current and non-current liabilities	8,498	4,360	41,718	(2,069)	155,775	(577)	199,207
Income tax payable	53	23,826	—	(59,479)	58,131	30,000	52,478

Net cash provided by (used in) operating activities	50	110,038	(51,094)	(106,573)	954,912	(17,080)	890,203

Investing Activities:
Purchases of property, plant and equipment	—	(83)	(35,519)	—	(361,502)	16,363	(380,741)
Proceeds from sale of property, plant and equipment	—	3	920	—	20,313	—	21,236
Disbursement of loans to related parties	—	21,598	(9,232)	78,025	—	(90,391)	—
Acquisitions and investments, net of cash acquired	—	(9,241)	(1,404)	—	(142,217)	8,729	(144,133)
Proceeds from divestitures	—	—	—	—	29,495	—	29,495

Net cash provided by (used in) investing activities	—	12,277	(45,235)	78,025	(453,911)	(65,299)	(474,143)

Financing Activities:
Short-term borrowings, net	—	38,582	96,356	—	(105,092)	—	29,846
Long-term debt and capital lease obligations, net	—	(380)	—	28,938	(55,621)	90,391	63,328
Increase of accounts receivable securitization program	—	—	—	—	(266,000)	—	(266,000)
Proceeds from exercise of stock options	—	26,178	—	—	6,429	—	32,607
Dividends paid	—	(188,407)	—	—	(3,299)	3,299	(188,407)
Capital increase (decrease)	—	—	—	—	8,728	(8,728)	—
Distributions to minority interest	—	—	—	(390)	(14,590)	—	(14,980)

Net cash (used in) provided by financing activities	—	(124,027)	96,356	28,548	(429,445)	84,962	(343,606)

Effect of exchange rate changes on cash and cash equivalents	—	1,693	4	—	7,325	(2,583)	6,439

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	50	(19)	31	—	78,881	—	78,893
Cash and cash equivalents at beginning of period	—	19	34	—	158,957	—	159,010

Cash and cash equivalents at end of period	$50	$—	$65	$—	$237,838	$—	$237,903

FRESENIUS MEDICAL CARE AG & Co. KGaA

Quantitative and Qualitative Disclosures About Market Risk

During the period ended September 30, 2008, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2007. For additional information, see Item 11 on form 20-F “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report for the year ended December 31, 2007.

FRESENIUS MEDICAL CARE AG & Co. KGaA — (Continued)

Controls and Procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in a quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

FRESENIUS MEDICAL CARE AG & Co. KGaA — (Continued)

Legal Proceedings

The information in Note 10 of the Notes to Consolidated Financial Statements presented elsewhere in this report is incorporated by this reference in response to this item.

FRESENIUS MEDICAL CARE AG & Co. KGaA — (Continued)

Exhibits

Exhibit No.

10.1	License, Distribution, Manufacturing and Supply Agreement by and between Luitpold Pharmaceuticals, Inc., American Regent, Inc, and Fresenius USA Manufacturing, Inc., dated May 30, 2008.(1)
10.2	First Amendment dated September 13, 2008 to the License, Distribution, Manufacturing and Supply Agreement by and between Luitpold Pharmaceuticals, Inc., American Regent, Inc, and Fresenius USA Manufacturing, Inc., dated May 30, 2008.(1)
31.1	Certification of Chief Executive Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of the Company’s General Partner and Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

(1)	Portions of these exhibits have been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission. Such redacted portions have been marked with an asterisk.

FRESENIUS MEDICAL CARE AG & Co. KGaA — (Continued)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 5, 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its general partner

By:
/s/  Dr. Ben J. Lipps
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:
/s/  Lawrence A. Rosen
Name:     Lawrence A. Rosen

Title:	Chief Financial Officer and member of the Management Board of the General Partner